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                                                                     333-121998


                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                ONE BEACON STREET
                        BOSTON, MASSACHUSETTS 02108-3194
                                    --------
                       (617) 573-4800 Fax: (617) 573-4822
                             http://www.skadden.com


                                                     February 24, 2005


Laura E. Hatch
Securities and Exchange Commission
Division of Investment Management
50 Fifth Street, N.W.
Washington, D.C. 20549

         RE: Gabelli Global Gold, Natural Resources & Income Trust 333-121998; 811-21698

Dear Ms. Hatch:

         We are in receipt of your comment letter of February 10, 2005 regarding the Registration Statement for the offering of Common Shares (the "Common Shares") of The Gabelli Global Gold, Natural Resources & Income Trust (the "Fund"), as originally filed by us on January 12, 2005.

         The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the registration statement on Form N-2 (the "Registration Statement") of the Fund. These changes will be reflected in pre-effective amendment no. 1 to the Registration Statement ("Pre-Effective Amendment No. 1"), which will be filed on EDGAR today. We are sending to you separately a copy of Pre-Effective Amendment No. 1 that has been marked to show the Fund's responses to your comments, as well as other changes made to the Registration Statement since its filing on January 12, 2005.

         The Fund's responses to your comments are as follows:

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Laura Hatch
February 24, 2005
Page 2


PROSPECTUS


Comment 1:
----------

         You noted that a comment given in one section also should be complied with throughout the registration statement.

Response:
---------

         We have complied with the request.

COVER PAGE

Comment 2:
----------

         You requested that we supplementally inform you how the Fund intends to meet its objective of earning a high level of income with option premiums (e.g. without a commitment to invest in income-producing securities).

Response:
---------

         The Fund's expected portfolio will include securities that pay dividends or other distributions ("income securities"). However, the Fund intends to earn income primarily through writing (selling) calls on equity securities in its portfolio. These types of transactions are referred to as "covered calls." When the Fund sells a covered call, it is paid a premium by the buyer of the call. The amount of premiums received as a result of the sale of a call is primarily a function of volatility of the underlying security (implied volatility), the exercise price of the call and the exercise date of the call. Thus, the sale of a call option with a higher implied volatility will generate more premium income than a call option with a lower implied volatility.

         Based on certain assumptions, the examples explain how the Fund intends to meet its objective.


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Laura Hatch
February 24, 2005
Page 3


Example 1

Based on the following assumptions:

         At a point in time, the market price on an equity security in the Fund's portfolio, with a 30% implied volatility, is $39.81. The Fund writes a 10% out of the money covered call on that security with an expiration date of two months. The Fund would receive a premium payment of $0.64. On the expiration date, the market price and implied volatility of that security remain the same. The Fund reestablishes the covered call position (2 months/10% out of the money) and receives a premium payment of $0.64. Were the Fund to continue in this fashion, over the course of twelve months, the Fund would receive premium payments of $3.84 for an annual income yield of 9.65%.

Example 2

Based on the following assumptions:

         At a point in time, the market price on an equity security in the Fund's portfolio, with a 20% implied volatility, is $44.28. The Fund writes a 4.5% out of the money covered call on that security with an expiration date of two months. The Fund would receive a premium payment of $0.69. On the expiration date, the market price and implied volatility of that security remain the same. The Fund reestablishes the covered call position (2 months/4.5% out of the money) and receives a premium payment of $0.69. Were the Fund to continue in this fashion, over the course of twelve months, the Fund would receive premium payments of $4.14 for an annual income yield of 9.35%.

Comment 3:
----------

         You asked that we remove the words "anticipates that it" in the statements on the cover page and elsewhere relating to the Fund's concentration policy of investing at least 25% of its assets in each of the Gold and Natural Resources Industries.

Response:
---------

         We complied with this request and made conforming changes throughout the body of the prospectus.


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Laura Hatch
February 24, 2005
Page 4


Comment 4:
----------

         You asked that we expand the disclosure to evidence a greater commitment to invest "Globally" (i.e. in a minimum number of countries and a minimum % of net assets).

Response:
---------

         We complied with this request and made conforming changes throughout the body of the prospectus.

PROSPECTUS SUMMARY

Comment 5:
----------

         Under the heading "Investment Objective and Policies" it states that, "Principally engaged, as used in this prospectus, means a company that derives a substantial portion of its income or devotes a substantial portion of its assets to the indicated businesses." Please define "substantial portion" (e.g. the company earns at least 50% of its revenues from the indicated industry and/or the company invests at least 50% of its assets in the indicated industry).

Response:
---------

         We complied with this request and made conforming changes throughout the body of the prospectus.

Comment 6:
----------

         In the Prospectus Summary under the heading "Investment Objective and Policies," it states that "the Investment Adviser's investment philosophy with respect to selecting investments in the gold industries and the natural resources industries is to emphasize quality and value." Please disclose how this strategy will be measured as well as the criteria used by the Investment Adviser.

Response:
---------

         We complied with this request.


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Laura Hatch
February 24, 2005
Page 5


Comment 7:
----------

         On page 3 under the heading "Market Price of Shares" it states that "the Fund's net asset value per share will be reduced immediately following the offering of common shares by the amount of the sales load and organization and offering expenses paid by the Fund." Please remove "organization and" because the Fund will not pay the organization expenses. In addition, on pages 36 and 42 under the headings "Description of the Shares" and "Underwriting," please ensure that the Fund will not pay organization expenses.

Response:
---------

         We complied with this request and made conforming changes throughout the body of the prospectus.

Comment 8:
----------

         On page 7 under the heading "Emerging Markets Risk," please define "Emerging Markets." In addition, include the strategy of investing in Emerging Markets securities under the heading "Investment Objective and Policies."

Response:
---------

         We have defined emerging markets as requested. Because the Fund has determined only to summarize the most significant investment strategies in the prospectus summary, we have not included the strategy of investing in emerging markets securities in the summary.

Comment 9:
----------

         On page 12 under the heading "Lower Grade Securities," it states that "the Fund may invest no more than 10% of its assets in fixed income securities rated in the lower rating categories of recognized statistical rating agencies or unrated securities of comparable quality, and an unlimited percentage of its assets in convertible bonds of such quality." Please disclose the lowest acceptable rating of securities in which the Fund may invest. Also, since the Fund may invest in an unlimited percentage in lower grade convertible securities, please provide the appropriate disclosure for "Junk Bonds."


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Laura Hatch
February 24, 2005
Page 6

Response:
---------

         We complied with the request to disclose the lowest acceptable rating of securities in which the Fund may invest. In addition, convertible securities are now disclosed as being subject to the 10% limitation with respect to lower grade securities. As the disclosure regarding "junk bonds" found under the heading "Lower Grade Securities" now clearly applies to convertible securities, we believe that no additional disclosure under the heading "convertible securities" is necessary.

FEE TABLE

Comment 10:
-----------

         On page 14 in the Fee Table and under the heading "Use of Proceeds," please remove the statements indicating that the Fund will pay organizational expenses. The Fund's Investment Adviser will pay the Organizational Expenses for this offering.

Response:
---------

         We have complied with the request.

INVESTMENT OBJECTIVE AND POLICIES

Comment 11:
-----------

         On page 18 under the heading "Options," please disclose the Fund's current intention (if any) of purchasing or selling (writing) options that are not "covered". Is there a limit to selling (writing) options that are not "covered"?

Response:
---------

         We complied with the request with respect to the Fund's current intention of selling (writing) options that are not "covered." The Fund has no intention of purchasing options to any significant extent that would require disclosure in the prospectus. The Fund has determined to limit its ability to sell uncovered options, which limitation is disclosed in the prospectus.

Laura Hatch
February 24, 2005
Page 7

Comment 12:
-----------

         On page 20 under the heading "Short Sales", it states that "the Fund may also make short sales against the box without respect to such limitations." Please disclose the limitations (none are mentioned in the paragraph).

Response:
---------

         We have clarified that, other than with respect to short sales against the box, the Fund will limit short sales of securities to not more than 5% of the Fund's assets.

DIVIDENDS AND DISTRIBUTIONS

Comment 13:
-----------

         On page 35 it states, "As the Fund is covered by an exemption from the 1940 Act which allows the Board to implement a level dividend policy, the Board in the future may determine to cause the Fund to distribute a fixed percentage of the Fund's average net asset value over a specified period of time or market price per common share at or about the time of distribution or pay-out of a fixed dollar amount." Please disclose the potential consequences to shareholders as a result of such distribution policies. In addition, the disclosure in the Prospectus Summary under the caption "Dividends and Distributions" should be consistent with the disclosure in this section.

Response:
---------

         The requested changes have not been made. The Fund has no current intention of adopting a level dividend policy. As a result, we believe that it would be confusing to investors were the Fund to disclose the potential consequences to shareholders resulting from the implementation of such policies. Similarly, as the only difference between the dividends and distributions disclosure in the prospectus summary and the body of the prospectus is the language noted above, we believe that it would be confusing to investors were the Fund to conform the language.

Laura Hatch
February 24, 2005
Page 8

AUTOMATIC DIVIDEND REINVESTMENT AND VOLUNTARY CASH PURCHASE PLAN

Comment 14:
-----------

         14. On page 36 it states that "experience under the Plan may indicate that changes are desirable." Please disclose the circumstances and conditions when such changes will be made.

Response:
---------

         The statement that "experience under the Plan may indicate that changes are desirable" has been deleted. We believe that any statement regarding the circumstances and conditions when such changes would be made in the future would be speculative.

NET ASSET VALUE

Comment 15:
-----------

         On page 39 it states that "the Fund may employ recognized pricing services from time to time for the purpose of pricing portfolio instruments." Please make it clear that such pricing services will be subject to procedures approved by the Board of Directors.

Response:
---------

         We have complied with the request.

FORWARD-LOOKING STATEMENTS

Comment 16:
-----------

         On page 45, the section titled "Special Note Regarding Forward-Looking Statements" attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.

Laura Hatch
February 24, 2005
Page 9

Response:
---------

         We have complied with the request.

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

INVESTMENT RESTRICTIONS

Comment 17:
-----------

         On page B-12 please state in (1) that the Fund will invest at least 25% of its net assets in Gold Companies and at least 25% of its net assets in Natural Resources Companies.

Response:
---------

         We have revised item (1) to clarify that the Fund will concentrate in each of Gold Companies and Natural Resources Companies.

Comment 18:
-----------

         On page B-12 please state in (4) that the Fund may lend portfolio assets up to 20% of the Fund's total assets.

Response:
---------

         We have complied with the request.

MANAGEMENT OF THE FUND

Comment 19:
-----------

         On page B-15 it states that "securities purchased or sold pursuant to contemporaneous orders entered on behalf of the investment company accounts of the Investment Adviser or the investment advisory accounts managed by its affiliates for their unaffiliated clients are allocated pursuant to principles believed to be fair and not disadvantageous to any such accounts." Please disclose whether the allocation procedures have been approved by the Fund's board of directors.

Laura Hatch
February 24, 2005
Page 10

Response:
---------

         We have added language to clarify that such allocation procedures have been approved by the Board.

Comment 20:
-----------

         On page B-15 it states that the advisory fee "will be reduced each year following the fifth anniversary of the Investment Advisory Agreement by ( ) basis points until the eighth anniversary, after which time the Investment Adviser will be compensated at an annual rate of ( )% of the Fund's average weekly total assets." Please include this information in a pre-effective amendment.

Response:
---------

         The Fund has informed us that that the advisory fee is not subject to reduction, and we have deleted that language.

DIVIDENDS AND DISTRIBUTIONS

Comment 21:
-----------

         On page B-16 it states that the Fund "is covered by an exemption from
Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make periodic distributions of long-term capital gains provided that any distribution policy of the Fund with respect to its common shares calls for periodic distributions in an amount equal to a fixed percentage of the Fund's average net asset value over a specified period of time or market price per common share at or about the time of distribution or pay-out of a fixed dollar amount." Please disclose the consequences to the shareholders of this distribution policy. In addition, please verify that notifications to shareholders pursuant to Rule 19a-1 of the 1940 Act will clearly indicate what portion of each distribution is from net income, net gains, and return of capital.

Response:
---------

         We have complied with the requests.

Laura Hatch
February 24, 2005
Page 11

GENERAL

Comment 22:
-----------

         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:
---------

         The previously omitted material information has been included in Pre-Effective Amendment No. 1 or will be included in a subsequent pre-effective amendment.

Comment 23:
-----------

         You requested that we supplementally identify any information that the Fund will omit, in reliance on Rule 430A, from the form of prospectus included with the Registration Statement that is declared effective.

Response:
---------

         The following information will be omitted from the form of prospectus included with the Registration Statement at the time it is declared effective:

o        offering price of the Common Shares;
o        underwriting discounts and brokerage fees; and
o any information dependent upon the offering price, including proceeds to the Fund and fees as a percentage of assets.

This information will be included in the final prospectus, filed pursuant to Rule 497.

Comment 24:
-----------

         You requested that we supplementally inform you if the Fund has submitted, or expects to submit, an exemptive relief application or no action request in connection with its registration.

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Laura Hatch
February 24, 2005
Page 12


         Response:
         ---------

         The Fund has not filed, nor does it presently anticipate filing, an application for exemptive relief or a request for a recommendation of no action.

Comment 25:
-----------

         Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:
---------

         We have complied with the request.

                               *     *     *     *

         If you have any questions about the foregoing, please call me at 617-573-4866.

                                                Sincerely,

                                                /s/ John C. Molloy, Jr.
                                                ------------------------------
                                                John C. Molloy, Jr.